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_________________________

JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com
+1 212 641 5669 Direct
+1 212 698 3599 Fax

September 13, 2016

VIA EDGAR

Ms. Valerie Lithotomos
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Claymore Exchange-Traded Fund Trust (File Nos. 333-134551 & 811-21906) (the “Trust”)
Dear Ms. Lithotomos:
Thank you for your telephonic comments concerning Post-Effective Amendment Nos. 434 and 435 to the Trust’s registration statement on Form N‑1A (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on April 19, 2016 (the “Amendments”) for the purpose of registering the Guggenheim BulletShares 2026 Corporate Bond ETF, Guggenheim BulletShares 2027 Corporate Bond ETF, Guggenheim BulletShares 2028 Corporate Bond ETF and Guggenheim BulletShares 2026 High Yield Corporate Bond ETF, each a series of the Trust (each, a “Fund” and collectively, the “Funds”). Below, we describe the changes made to the Registration Statement in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in subsequent Post-Effective Amendments to the Registration Statement, which will be filed via EDGAR concurrently with this letter. Capitalized terms used, but not defined herein, shall have the meaning ascribed to them in the Amendments.
PROSPECTUSES – ALL FUNDS:
Comment 1.    Please confirm that the operation of the Funds will comply with the terms and conditions of the Trust’s exemptive relief from the SEC, as applicable.
Response 1.    The Trust hereby confirms that, to the best of its knowledge, the operation of the Funds will comply with the terms and conditions of the Trust’s exemptive relief from the SEC, as applicable.

Ms. Valerie Lithotomos September 13, 2016 Page 2

Comment 2.    Please indicate whether the Index Provider has any affiliation with the Funds or the Investment Adviser and, if so, provide relevant disclosure in the “Summary Information” section of each Prospectus.
Response 2.    The Index Provider is affiliated with the Investment Adviser and the affiliation has been disclosed in the “Summary Information” section of each Prospectus.
Comment 3.     Please confirm that the Investment Adviser has not contractually agreed to waive fees and/or reimburse expenses incurred by each Fund to the extent necessary to prevent the operating expenses of the Fund from exceeding an expense cap, subject to recoupment by the Investment Adviser.
Response 3.    The Trust hereby confirms that the Investment Adviser has not agreed to any such waiver and/or reimbursement arrangement.
Comment 4.    The first paragraph in each Fund’s “Principal Investment Strategies” section contains the following sentence:
The effective maturity of an eligible corporate bond is determined by its actual maturity or, in the case of callable securities, the effective maturity of the security as determined in accordance with a rules-based methodology developed by [Accretive Asset Management LLC] (“Accretive” or the “Index Provider”).
Please indicate whether there are any other properties in callable securities that may cause maturity to change and, if so, provide relevant disclosure in the “Summary Information” section of each Prospectus.
Response 4.    The disclosure has been revised accordingly.
Comment 5.     The second paragraph in each Fund’s “Principal Investment Strategies” section contains the following sentence: “The Board may change the termination date to an earlier or later date without shareholder approval if a majority of the Board determines the change to be in the best interest of the Fund.” Please explain the circumstances in which the Board may change the termination date.
Response 5.     The Trust respectfully acknowledges the comment; however, the Trust does not believe it is feasible to discuss those circumstances because the Board’s determination of whether to change a Fund’s termination date would need to consider the relevant facts and circumstances at the time the determination is made, some of which may not be foreseeable at this time.

Ms. Valerie Lithotomos September 13, 2016 Page 3

Comment 6.     In the risk factor “Interest Rate Risk” in the “Principal Investment Risks” section, please disclose the expected duration of each Fund.
Response 6.     The Trust has disclosed the expected duration of each Fund in the Fund's "Principal Investment Strategies" section.
Comment 7.     Please confirm whether the corporate bonds in which the Funds invest may be bonds of foreign corporations.

Response 7.    The Trust hereby confirms that the Funds may invest in U.S. dollar-denominated bonds issued by companies domiciled in Canada, Western Europe and Japan.
Comment 8.    Please confirm that the methodology for each Index is a rules-based methodology.
Response 8.    The Trust hereby confirms that the methodology for each Index is a rules-based methodology.
Comment 9.    Please confirm whether there are any white papers associated with each Index methodology.
Response 9.    The Trust hereby confirms that each Index methodology is publicly available on the Index Provider’s website.
Comment 10.    Please confirm how often each Fund’s Index will be reconstituted and rebalanced.
Response 10.    As disclosed under the heading “Index Construction” in the “Additional Information Regarding Investment Objectives and Strategies” section of each Prospectus, each Index is reconstituted on a semi-annual basis and rebalanced on a monthly basis.
Comment 11.     Please confirm whether each Fund is required to adopt a policy to invest at least 80% of its assets in securities suggested by the Fund’s name in compliance with Rule 35d-1 under the 1940 Act.
Response 11.     Each Fund has a policy to invest, under normal conditions, at least 80% of its net assets either in corporate bonds or in high yield securities, depending on the Fund’s name and its Index. In addition, the Trust’s exemptive relief expressly states that an index ETF will invest at least 80% of its total assets in component securities that comprise its underlying index.

Ms. Valerie Lithotomos September 13, 2016 Page 4

Comment 12.     In the “Additional Information About the Funds’ Principal Investment Strategies and Principal Investment Risks” section, please include a discussion of each Fund’s expected duration and include an example of duration.

Response 12.    The disclosure has been revised accordingly.
Comment 13.     In the “Additional Information About the Funds’ Principal Investment Strategies and Principal Investment Risks” section, please clarify the meaning of the phrase “effective maturity reconstitution.”

Response 13.    The disclosure has been revised accordingly.
Comment 14.     Please explain supplementally whether reconstitution of each Fund’s Index is the same as the rebalancing of each Fund’s Index.

Response 14.    Reconstitution of each Fund’s Index is not the same as the rebalancing of each Fund’s Index. Reconstitution may change the underlying securities in each Fund’s Index as opposed to rebalancing, which changes the weight of the underlying securities in each Fund’s Index. On a semi-annual basis, each Index is reconstituted to reflect changes in the universe of eligible securities and any changes in the deemed effective maturity of callable bonds. On a monthly basis, each Index is rebalanced to reflect the current relative market values of its constituents and to incorporate any new bonds in the eligible universe.
Comment 15.     Please confirm whether the reconstitution frequency will cause the Funds to experience high portfolio turnover rates.

Response 15.    The Trust hereby confirms that the reconstitution frequency is not currently anticipated to cause the Funds to experience portfolio turnover rates that warrant disclosure regarding high portfolio turnover rates.
Comment 16.     Please confirm whether each Fund’s portfolio will change on a monthly or a semi-annual basis.

Response 16.    The Trust hereby confirms that each Fund’s portfolio may change on a monthly basis.
Comment 17.     The “Non-Principal Risk Considerations” section of each Prospectus contains “Derivatives Risk.” Please confirm whether the Funds intend to invest in derivatives to an extent that would made disclosure appropriate in the “Principal Investment Strategies” and “Principal Investment Risks” sections of each Prospectus.

Ms. Valerie Lithotomos September 13, 2016 Page 5

Response 17.    The Trust hereby confirms that no Fund intends to invest in derivatives to an extent that would make disclosure appropriate in the “Principal Investment Strategies” and “Principal Investment Risks” sections of each Prospectus.
Comment 18.     Please confirm whether “Foreign Issuers Risk” should be disclosed as a principal risk for each Fund.

Response 18.    “Foreign Issuers Risk” is a principal risk for each Fund and the disclosure has been revised to include "Foreign Issuers Risk" as a principal risk for each Fund.
PROSPECTUS – GUGGENHEIM BULLETSHARES 2026 HIGH YIELD CORPORATE BOND ETF:
Comment 19.    In the “Principal Investment Strategies” section of the Prospectus, please define high yield corporate bonds as “junk bonds” at first use.
Response 19.    The disclosure will be revised accordingly.
Comment 20.    Please explain supplementally whether “Telecommunications Sector Risk,” “Consumer Staples Sector Risk” and “Energy Sector Risk” are necessary as principal risks and if so, provide correlating strategy disclosure.
Response 20.    “Telecommunications Sector Risk,” “Consumer Staples Sector Risk” and “Energy Sector Risk” were included because the telecommunications, consumer staples and energy sectors may represent a substantial portion of the Fund’s Index, which means that the Fund’s investments will accordingly be focused in those sectors. Once updated information on which sectors represented a substantial portion of the Fund’s Index is available as of a recent practicable date, the risk disclosure will be revised accordingly.
Comment 21.    Please add the provision “subject to greater risk of default” in the risk factor “High Yield Securities (“Junk Bond”) Risk” in the “Principal Investment Risks” section of the Prospectus.
Response 21.    The disclosure will be revised accordingly.

Ms. Valerie Lithotomos September 13, 2016 Page 6

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529. Thank you.

Sincerely,
/s/ Jeremy Senderowicz
Jeremy Senderowicz